UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 7

Vicon Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

925811101

(CUSIP Number)

John W. Kauffman, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103; telephone: 215-979-1227

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power *
	8	Shared voting power *
	9	Sole dispositive power *
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11)* *
14	Type of reporting person (see instructions) PN

*	Reporting Persons are filing this Schedule 13D/A to report that the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of the Issuer.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power *
	8	Shared voting power *
	9	Sole dispositive power *
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11)* *
14	Type of reporting person (see instructions) PN

*	Reporting Persons are filing this Schedule 13D/A to report that the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of the Issuer.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power *
	8	Shared voting power *
	9	Sole dispositive power *
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	Reporting Persons are filing this Schedule 13D/A to report that the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of the Issuer.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power *
	8	Shared voting power *
	9	Sole dispositive power *
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IN

*	Reporting Persons are filing this Schedule 13D/A to report that the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(c) None of the Reporting Persons has made any transactions in the common stock of Vicon Industries, Inc. (the “Issuer”) during the past sixty days.

(e) On August 29, 2014, the Reporting Persons, each separately and together as a group, ceased to be beneficial owners of more than five percent of the common stock of the Issuer as a result of the issuance of approximately 4.5 million new shares of common stock of the Issuer at the closing of the merger of a merger subsidiary of the Issuer with and into IQinVision, Inc., with IQinVision, Inc. surviving as a wholly owned subsidiary of the Issuer.

Item 7.	Material To Be Filed As Exhibits.

1. Joint Filing Agreement. (Filed herewith.)

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: August 29, 2014	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: August 29, 2014	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: August 29, 2014	By:	/s/ David W. Wright
David W. Wright,
President

Date: August 29, 2014		/s/ David W. Wright
David W. Wright